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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Heritage Capital Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5210 Belfort Rd., Suite 300
(No. and Street)

Jacksonville	FL	32256
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alex Kellison	904-3564-9600	akellison@hcgowners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions, LLC
(Name – if individual, state last, first, and middle name)

3111 N. University Drive, Suite 621	Coral Springs	FL	33065
(Address)	(City)	(State)	(Zip Code)

04/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alex Kellison _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Heritage Capital Group, Inc _____, as of December 31 _____, 2 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

C. Alex Kellin

Title:

President

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

HERITAGE CAPITAL GROUP, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

YEAR ENDED DECEMBER 31, 2025

AND

INDEPENDENT AUDITOR'S REPORT

AND

SUPPLEMENTAL EXEMPTION REPORT

****

CONTENTS:



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' of **Heritage Capital Group, Inc.**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Heritage Capital Group, Inc.** as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of **Heritage Capital Group, Inc.** as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of **Heritage Capital Group, Inc.**'s management. Our responsibility is to express an opinion on **Heritage Capital Group, Inc.**'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **Heritage Capital Group, Inc.** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served **Heritage Capital Group, Inc.**'s auditor since 2023.

Assurance Dimensions, LLC
Coral Springs, Florida
March 2, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

Assets:

Cash	$ 473,604
Accounts receivable, net of allowances for credit losses	37,000
Related party receivables	64,489
Other Receivables	3,661
Prepaid expenses and other assets	70,116
Operating lease asset	478,045
Equipment, net of depreciation	2,032
Total Assets	$ 1,128,947

Liabilities and Stockholders' Equity:

Accounts payable	$ 74,099
Related party payables	40,291
Accrued expenses	94,814
Operating lease obligation	554,754
Total liabilities	763,958
Stockholders' equity:	
Common stock ($0.10 par value) 1,000 shares authorized, issued and outstanding	100
Additional paid-in capital	1,094,534
Accumulated Deficit	(729,645)
Total Stockholders' equity	364,989
Total Liabilities and Stockholders' Equity	$ 1,128,947

The accompanying notes are an integral part of this financial statement

Note 1 – Organization and Nature of Operations:

Heritage Capital Group, Inc. (the "Company") is a licensed broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides consulting and advisory services related to the buying and selling of commercial businesses, mergers and acquisitions, equity and debt financing and other financial and strategic planning.

Note 2 – Summary of Significant Accounting Policies:

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as determined by the Financial Accounting Standards Board ("FASB") contained in the Accounting Standards Codification ("ASC").

Use of Estimates:
The preparation of the financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:
For the purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less when acquired to be cash equivalents. As of December 31, 2025, the Company has no cash equivalent.

Accounts Receivable and Allowance for Credit Losses:
On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments (ASC Topic 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses.

For the year ended December 31, 2025, the Company had provision for credit losses of $4,000.

The accompanying notes are an integral part of this financial statement

Equipment and Depreciation:
Office equipment, computer equipment and furniture and fixtures are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Upon disposal of an item of property and equipment, the difference between the disposal proceeds and its net carrying amount is included in the statement of operations.

Income Taxes:
The Company accounts for income taxes under Accounting Standards Codification 740, Income Taxes "ASC 740". ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial losses and the tax basis of assets and liabilities for both the expected future tax benefit to be derived from tax losses and tax credit carry forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

Effective January 1, 1999, the Company elected S corporation status under the Internal Revenue Code. Accordingly, the Company incurs no income tax obligations, and the financial statements do not include a provision for income taxes. Corporate earnings and losses are included in the personal income tax returns of the stockholders and are taxed based upon their personal tax status and returns.

The Company, a Florida corporation, files Federal income tax returns which are subject to examination by the Internal Revenue Service (IRS) for a period of generally three years after filing. Management continually monitors and evaluates expiring statutes and limitations, audits, changes in tax law, and new authoritative rulings.

Advertising:
Advertising costs are expensed as incurred.

Leases:
In addition to the base rent, real estate leases typically contain provisions for common-area maintenance and other similar services, which are considered non-lease components for accounting purposes. For real estate leases, we apply a practical expedient to include any non-lease components in calculating the right-of-use (ROU) asset and lease liabilities. For all other types of leases, non-lease components are excluded from our ROU assets and lease liabilities and are expensed as incurred.

The Company monitors changes in circumstances that alter the timing or amount of future lease payments that may result in the remeasurement of a lease liability with a corresponding adjustment to the ROU asset. ROU assets for operating leases are periodically reviewed for impairment losses under ASC 360-10, Property, Plant and Equipment, to determine whether a ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

Revenue Recognition:
Revenue is earned from advisory services related to the buying and selling of commercial businesses, mergers and acquisitions, equity and debt financing and other financial and strategic planning.

All revenues of the Company are recorded in accordance with FASB ASC Topic 606, which is recognized when (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction

The accompanying notes are an integral part of this financial statement

price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation, which is satisfied over time or at a point in time. The Company will recognize revenue for any retainers, which are non-refundable, and consulting contracts as the services to which the retainer applies are performed. Revenue from merger & acquisition contracts will be recognized when there is a successful sale of the client's business.

The majority of revenue arrangements consist of performance obligations to provide strategic consulting and merger & acquisition services in return for compensation. Based on the Company's evaluation process and review of contracts with customers, the timing and amount of revenue recognized based on FASB ASC Topic 606 is consistent with the Company's revenue recognition policy under previous guidance and is recognized at a point in time.

Segment Reporting:
The Company applies Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures (ASU 2023-07"), which requires incremental disclosures on reportable segments.

The guidance requires disclosure of significant segment expenses that are (1) easily computed from information regularly provided to the chief operation decision maker ("CODM") and (2) are included in the reported measure of segment profit or loss. The standard also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM and allows companies to disclose multiple measures of segment profit or loss if those measures are regularly used to assess performance and to allocate resources. The guidance is applicable to companies with a single reportable segment.

Fair Value Measurement of Financial Assets and Liabilities:
In accordance with ASC Topic 820, Fair Value Measurement, the fair value estimates are measured within the fair value hierarchy. The value hierarchy establishes measurements with level one (highest priority), level two or level three (lowest priority). The three levels of value hierarchy applicable under the guidance are:

Level 1 – Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities (e.g., publicly traded securities).
Level 2 – Quoted prices in markets that are not active, inputs that are observable either directly or indirectly, for substantially the term of the asset or liability (e.g., pricing models using market-observable interest rates for similar debt securities).
Level 3 – Prices or valuation techniques that are both significant to fair value measurement and unobservable (e.g., discounted cash flow analysis using management assumptions for illiquid assets).

At December 31, 2025, the carrying value of the Company's financial instruments, such as cash, accounts receivable, accounts payable, related party payables, and accrued expenses approximate their fair values due to their short-term maturities.

Note 3 – Net Capital Requirements:

Pursuant to the Securities and Exchange Act of 1934, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company's ongoing maintenance of the minimum net capital and requires that the ratio of aggregate indebtedness-to-net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate daily.

The accompanying notes are an integral part of this financial statement

Accordingly, the Company is in compliance with its net capital requirements at December 31, 2025.

Note 4 – Equipment:

Equipment summary:

	Useful life (years)	
Office and computer equipment	3-5	$51,949
Furniture and fixtures	5-7	7,481
		59,430
Less accumulated depreciation		57,398
		$ 2,032

Depreciation expense totaled $3,759 for the year ended December 31, 2025.

Note 5 – Related Party Transactions:

Expense Sharing and Professional Services Agreement with Business Valuation, Inc. ("BVI")

The Company has an Expense Sharing and Professional Service Agreement BVI, a corporation owned by the Company's majority stockholder and one other Company stockholder, in which each company shares rent and other occupancy costs, as well as payroll costs for the administrative personnel who perform services for both companies. The Company also incurs certain expenses related to various BVI analysts who provide subcontractor services.

During the year ended December 31, 2025, the Company paid BVI $872,607 for shared occupancy, administrative, and subcontractor services, which were recorded as part of operating expense. At December 31, 2025 the Company owed BVI $31,547 for operating and other shared expenses, which is included in related party payables in the accompany Statement of Financial Condition.

Additionally, $12,726 was due from BVI as of December 31, 2025 and is included in related party receivables. This receivable represents amounts due from subcontractor and other shared expenses incurred on behalf of BVI.

Expense Sharing Agreement with Heritage Capital, LLC ("HC")

The Company also has an Expense Sharing Agreement with HC, an entity with identical ownership as the Company. HC operates as a business broker and real estate broker for smaller transactions

that do not benefit from FINRA rules and published guidance. Shared operating expenses between the Company and HC are allocated monthly based on relative client activity.

No amounts were owed to HC at the end of the year.

At December 31, 2025, $37,266 was due from HC and is included in related party receivables in the accompanying Statement of Financial Condition, representing amounts due for subcontractor and other shared expenses incurred on behalf of HC.

Expense Sharing and Professional Services Agreement with Steel Beach Advisors, LLC ("SBA")

The Company also maintains an Expense Sharing and Professional Services Agreement with SBA, and entity with identical ownership and the Company. SBA operates as a business broker and real estate broker for smaller transactions not subject to FINRA rules and published guidance. Periodically, invoices from outside services providers may include amounts attributable to SBA on invoices issued to the Company or vice versa. When this occurs, the companies reconcile the amounts and settle the balances through intercompany invoicing.

Other Related Parties Transactions

As of December 31, 2025, related party receivables totaled $64,489, representing amounts due from related parties for subcontractor and other shared expenses (including $12,726 from BVI and $37,266 from HC, as detailed above).

As of December 31, 2025, the amount due to stockholders was $8,744 and is included in accounts payable – related parties in the accompanying Statement of Financial Condition.

Note 6 - Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash balances that exceed FDIC limits by $223,604; However, the Company utilizes an Insured Cash Sweep (ICS) that spreads cash between the custodian bank and other partner banks. Insured cash sweep accounts earn interest while maximizing protection for funds beyond the typical FDIC limit of $250,000. Generally,

The accompanying notes are an integral part of this financial statement

the Company does not require collateral on its customer receivables since it does not anticipate future nonperformance by its customers.

Receivables due from consulting clients with two largest balances represented 70.27% of accounts receivable at December 31, 2025.

There are no receivables due from M&A clients at December 31, 2025.

Note 7 – Leases:

The Company recognizes at lease commencement a ROU asset and lease liability based on the present value of the future lease payment over the lease term in accordance with Financial Account Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 842. The Company has elected to not recognize a ROU asset and lease liability for the leases with terms of 12 months or less. Our leases do not explicitly state the discount rate implicit in the lease, we use an incremental borrowing rate (4.5%) based on the rate the Company would pay to borrow on a collateralized basis over a similar term and amount equal to the lease payment on the commencement date to calculate the present value of the future payments.

Leases for office space make up 100% of the Company's lease obligations.

Effective November 1, 2021, the Company entered into a non-cancellable lease agreement for its new office location in Jacksonville, Florida. The 77-month lease includes scheduled annual rent increases, as defined in the agreement, over the term of the lease expiring March 31, 2028 (6.3 years), and there is an option to renew. The Company subleases a percentage of its Jacksonville, FL space to BVI based on square footage usage. The Company also allocates a portion of the rent expense to HC base on client load during any given month.

As of December 31, 2025 the Company's operating lease ROU asset and lease liability were $478,045 and $554,754, respectively, as presented in the Statement of Financial Condition.

Effective September 1, 2023 the Company entered into a non-cancellable lease agreement to sublease its new office location in Savannah, Georgia. The lease expired August 31, 2025 with an option to renew for one year. The Company presents this sublease income as net to rent expense in the Statement of Operations

Future estimated minimum lease commitments required under the operating lease are as follows:

Year Ending December 31		Office Lease
2026	$	263,630
2027		268,174
2028		44,854
2029		-
Thereafter		-
Total lease payments	$	576,658
Less: interest		21,904
Present value of lease payments	$	554,754

There are no other material commitments or contingencies existing as of December 31, 2025 that might result in a loss or future obligation. Additionally, there are no claims or unasserted claims of which the Company is aware as of December 31, 2025.

Note 8 – Segment Reporting:

The Company is a licensed broker-dealer operating as a capital acquisition broker and is engaged in a single line of business. The Company has identified the president (Alex Kellison) and the chief executive officer (Bill Sorenson), who make up the Company's management Committee, to function as the chief operating decision maker ("CODM').

The CODM uses revenue and expense trends along with net income to evaluate the operating results of the Company. To maintain capital adequacy, when making management decisions such as whether to reinvest profits or pay dividends, the CODM uses excess net capital (see Note 5).

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The Company's segment revenue and expenses are aligned with the content of the Company's statement of income and the segment assets are the same as those reported on the Company's statement of financial condition. Additionally, the accounting policies used to measure the operating results of the segment are the same as those described in the summary of significant accounting policies.

Note 9 – Liquidity:

The Company's operations are subject to several factors that can affect its operating results and financial condition, including but not limited to, the results of its consulting and advisory services and the availability of mergers and acquisitions transactions.

The accompanying notes are an integral part of this financial statement

Note 10 – Subsequent Events:

The Company has evaluated all events that occur after the statement of financial condition date through the date when financial statements were issued, March 2, 2026, to determine if they must be reported. The Management of the Company determined that there were no additional reportable subsequent events to be disclosed.

The accompanying notes are an integral part of this financial statement